                                    FILED BY ALKERMES, INC. PURSUANT TO RULE 425
                                            UNDER THE SECURITIES ACT OF 1933 AND
                                            DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SUBJECT COMPANY: RELIANT PHARMACEUTICALS, LLC

                                                    COMMISSION FILE NO.: 0-19267



FOR RELEASE THURSDAY, MARCH 21, 2002 AT 12:01 A.M.

              ALKERMES AND RELIANT PHARMACEUTICALS ANNOUNCE MERGER

     -- MARKETED PRODUCTS AND COMMERCIAL INFRASTRUCTURE ACCELERATE ALKERMES'
                GROWTH INTO INTEGRATED PHARMACEUTICAL COMPANY --

CAMBRIDGE, MA AND LIBERTY CORNER, NJ -- MARCH 21, 2002 -- Alkermes, Inc. (Nasdaq: ALKS) and Reliant Pharmaceuticals, LLC ("Reliant") today announced that the Board of Directors of Alkermes and the Board of Managers of Reliant have each unanimously approved a definitive merger agreement between the two companies. The merger unites Reliant's three marketed product brands, product development pipeline, extensive U.S. sales and marketing infrastructure and management team with Alkermes' advanced drug formulation and development capabilities, pipeline of proprietary and partnered products and manufacturing capabilities to create a rapidly growing integrated pharmaceutical company.

The transaction is structured as a tax-free exchange of equity, in which non-Alkermes equity holders of Reliant will receive a total of 31.07 million shares of Alkermes stock or approximately 31% of the outstanding shares of the new company post-closing. Based upon the March 20, 2002 closing market price for Alkermes of $30.05 per share, the purchase price for the portion of Reliant not already owned by Alkermes is $934 million.

Reliant brings rights to five currently marketed products based on three well-recognized prescription pharmaceutical brands: Lescol(R), DynaCirc(R) and Axid(R). Lescol(R) and Lescol(R) XL participate in the rapidly expanding $11 billion U.S. market for statin-based cholesterol management - combining effective treatment for the majority of patients requiring statin therapy with a best-in-class safety profile. DynaCirc(R) and DynaCirc CR(R) compete in the $4.6 billion U.S. calcium channel blocker market with a product profile comparable to that of the market leader. Axid(R) competes in the $1.7 billion U.S. H2-histamine blocker market for the treatment of gastroesophageal reflux disease
(GERD) and peptic ulcer. Reliant's sales and promotional revenue from these products was $277 million in 2001.

Reliant has three additional product candidates in development. Its drug development efforts have focused primarily on the reformulation and improvement of currently marketed compounds with proven safety and efficacy. Last month, Reliant announced the acquisition of the North American rights to the antiviral MIV-606, a new chemical entity developed by Sweden-based Medivir AB for the treatment of herpes zoster. This product candidate is currently in Phase II clinical trials.

"This merger is a major step in the execution of our strategy to become an integrated pharmaceutical company," said Richard Pops, Alkermes CEO. "By adding Reliant's highly experienced management team, its proven sales and marketing infrastructure and exciting drug development pipeline, Alkermes continues its evolution from a leading drug delivery company to a fast growing, integrated pharmaceutical company well positioned to bring important therapeutic products to patients and physicians."

Following completion of the merger, which is subject to the approval of Alkermes' shareholders and the Reliant members, regulatory approval and other customary closing conditions, the new company will be named Alkermes, Inc., with headquarters remaining in Cambridge, Massachusetts. Reliant Pharmaceuticals will become a wholly-owned subsidiary of Alkermes based in Liberty Corner, New Jersey. Richard F. Pops will be the Chief Executive Officer of Alkermes. David
A. Broecker will continue in his role as President and Chief Operating Officer of Alkermes and Joseph J. Krivulka, President and co-founder of Reliant, will continue in his role as President of Reliant.

"Alkermes' people, technologies, product development experience and pipeline are an excellent strategic fit for Reliant," commented Joe Krivulka, President and co-founder of Reliant. "From inception, our goal has been to build a significant pharmaceutical company by acquiring and developing innovative, patented ethical pharmaceutical products and commercializing them through our marketing and sales organization. With Alkermes, we accelerate our business plan by leveraging advanced formulation technologies, product development and manufacturing experience, new pipeline products and extensive collaborative relationships in the pharmaceutical and biotechnology industries."

Alkermes' seven member Board of Directors will be expanded to include four new members: Fred Craves, Managing Director of Bay City Capital, LLC, Joe Krivulka, President of Reliant, Mark Hoplamazian, Senior Vice President of The Pritzker Organization, LLC and Tom Pritzker, Chairman of Hyatt Corporation and President of The Pritzker Organization, LLC. Bay City Capital, LLC is a private merchant bank focusing exclusively on the life sciences industry, including the pharmaceutical, biomedical, diagnostic device, and nutrition and agribusiness sectors. The Pritzker Organization, LLC provides merchant banking, advisory and consulting services to the Pritzker family business interests. Bay City Capital, LLC and the Pritzker family business interests are the majority owners of Reliant.

"We are fully committed to working with the Alkermes team to build a new organization that combines the strengths of Reliant's proven commercial organization with Alkermes' novel products and technologies," stated Tom Pritzker, a member of the Reliant Board. "We are dedicated to building long-term value for Alkermes' shareholders and believe this merger is a key step toward maximizing the value of both companies."

The combined entity will have an extensive portfolio of partnerships with leading pharmaceutical and biotechnology companies, including Eli Lilly, Genentech, GlaxoSmithKline, Johnson & Johnson, Novartis and Serono. These partnerships will continue to play an integral role in the execution of the new company's strategy, as the basis for the development of innovative, high value product candidates, the funding and commercialization of new drug delivery technologies and the establishment of additional collaborative relationships with the potential to yield other business opportunities.

Reliant was founded in 1999, to market branded, patent protected, ethical pharmaceutical products to primary care and targeted specialty physicians in the U.S. Reliant currently markets three branded product lines: Lescol(R) (fluvastatin sodium) and Lescol(R) XL, extended-release tablets, developed by Novartis for cholesterol management; DynaCirc (isradipine) and DynaCirc CR(R), an extended-release formulation, also developed by Novartis for the treatment of hypertension; and Axid(R) (nizatidine) developed by Eli Lilly for the treatment of GERD and peptic ulcers. Reliant develops and implements sophisticated life cycle management strategies to extend marketing exclusivity or provide additional patent protection for its products.

Reliant is a privately-held company owned primarily by the Pritzker family business interests, Bay City Capital, Alkermes, Inc., management and members of its Board of Managers. Reliant manages a sales force of approximately 750 people with 80 regional and district managers complemented by a 30-person national accounts team. This selling effort is supported by nearly 100 marketing, clinical, regulatory and support staff based at its headquarters in Liberty Corner, New Jersey.

Alkermes is a leader in the development of products based on sophisticated drug delivery technologies. It has several areas of focus, including (i) controlled, sustained-release of injectable drugs lasting several days to several weeks, using its ProLease(R) and Medisorb(R) technologies and (ii) the development of pharmaceutical products based on its proprietary AIR(TM) pulmonary technology. IN addition to its Cambridge, Massachusetts, headquarters, research and manufacturing facilities, Alkermes operates research and manufacturing facilities in Ohio and a medical affairs office in Cambridge, England.

ADDITIONAL INFORMATION

In connection with the proposed Alkermes/Reliant merger, a joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Alkermes with the SEC at the SEC's website at WWW.SEC.GOV. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Alkermes by calling Alkermes at
(617) 494-0171 and on the Alkermes website at WWW.ALKERMES.COM.

Alkermes and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its shareholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Alkermes shareholders in connection with the proposed Alkermes/Reliant merger is set forth in Alkermes' proxy statement for its annual 2001 meeting, dated June 22, 2001 and filed with the SEC on June 28, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.


                                   Page 4 or 5

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that such statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that: (i) Alkermes and Reliant's businesses will be integrated successfully or that planned synergies will be achieved; (ii) the market for the sale of their products will develop as expected; (iii) development of their product candidates will proceed as planned; (iv) Alkermes shareholders will approve the merger or the other closing conditions will be satisfied; and (v) prior to the closing of the proposed transaction, the businesses of the companies will not suffer due to uncertainty or other factors.

The businesses of Alkermes and Reliant are subject to significant risks and there can be no assurance that actual results of product development activities and sales and marketing efforts, as well as their results of operations will not differ materially from expectations. For information with respect to other factors that could cause actual results to differ from expectations, reference is made to the reports filed by Alkermes with the SEC under the Securities Exchange Act of 1934, as amended.

Alkermes is hosting a live webcast at 9:00 a.m. Eastern time today, March 21, 2002. The webcast can be accessed by going to the Alkermes website at WWW.ALKERMES.COM and clicking on the investor relations tab. The webcast will be archived and available for replay through the close of business on Thursday, March 28, 2001.


Contacts:
Rebecca Peterson                        Lawrence A. Gyenes
Director, Investor Relations            Executive Vice President and Chief Financial Officer
Alkermes, Inc.                          Reliant Pharmaceuticals, LLC
(617) 583-6378                          (908) 542-4402

Lisa Burns                              Justin Jackson
Burns McClellan                         Burns McClellan
(212) 213-0006                          (212) 213-0006

                                       ###

********************************************************************************

CONFIDENTIAL


                                 ALKERMES, INC.
                             ALKERMES/RELIANT MERGER
                            THURSDAY, MARCH 21, 2002
                                  9:00 A.M. ET


Conference Call Phone Number: 1-888-XXX-XXXX
Chairperson of Call: Jim Frates

8:30 A.M. EST Please dial into 1-800-257-4607. The operator will make sure they can hear all participants clearly and verify the title of the call, Rebecca's name and title. The operator will stay on the line and give a countdown so the participants know how much time is left before the call begins. The operator will stay on for the duration of the call and will continuously monitor sound quality.

8:59 P.M.      Operator will ask ALKERMES if they are ready to begin the call.
               If ALKERMES needs a few more minutes, the operator will tell the callers to stand by.

               When ALKERMES tells the operator to begin the call, the operator will ask for 10 seconds of quiet while he or she connects all callers and starts the tape.

The Operator will begin the call:


OPERATOR: "Ladies and gentleman, thank you for standing by. Welcome to the Alkermes' Reliant merger conference call. During the presentation, all participants are in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone. As a reminder, this conference is being recorded Thursday, March 21, 2002. I would now like to turn the conference over to Mr. James Frates, Chief Financial Officer. Please go ahead sir."

JIM: Good morning everyone and welcome to Alkermes' conference call to discuss our merger with Reliant Pharmaceuticals. I'm Jim Frates, CFO of Alkermes and with me this morning is Richard Pops, our CEO, and Joe Krivulka, the president of Reliant.

          Some of the statements that we will make during this conference call contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While we believe that our expectations in making these statements are reasonable, actual results could differ materially from expectations as a result of a number of factors, including, but not limited to: whether Alkermes and Reliant's businesses will be integrated successfully or that the planned synergies will be achieved; the sale of products will develop as expected; whether the development of product candidates will proceed as planned; whether Alkermes' shareholders will approve the merger or the other closing conditions will be satisfied; prior to the closing of the proposed transaction, whether the businesses of the companies will suffer due to uncertainty or other factors; as well as other factors discussed in our filings with the SEC, which we suggest you review.

          Now I'd like to turn the call over to Richard Pops.

RICHARD: Thanks, Jim. Good morning, everybody, and thank you for joining us on short notice for this call.

          This is an important and exciting day for us. We are just extremely pleased to announce the merger of Alkermes and Reliant Pharmaceuticals. The news is particularly exciting today because it builds on a strategic alliance that we began several months ago, and it accelerates a process that brings Alkermes into what we think is going to be the most dynamic phase of the Company's evolution. We've been doing this for 10 or 11 years and as I've said to you many times, I feel like we're just getting going now. The transition now from developing high value products for our partners primarily to commercializing our own. From being a drug delivery company to becoming a pharmaceutical company. And I think that this is the lynch pin in that transition.

          This deal came together by a natural affinity between the two organizations and between the people involved on both sides. It is a key milestone for both companies and, when it is complete, we will have a growing, integrated, science-based pharmaceutical company capable of acquiring, developing and marketing innovative, patented pharmaceutical products.

          So, before getting carried away with all that, let me back up and give you a little background on Reliant:

          As a private company, it is unfamiliar to many of you and you'll have a chance, when we publish the S-4 and you come and do due diligence, to get to know the rich asset base of this company.

          Reliant was founded in September 1999 with a highly ambitious goal of rapidly building the infrastructure necessary to market branded, patent protected pharmaceutical products to primary care and targeted specialty physicians in the U.S. The idea was to build a national sales and marketing organization targeting the primary care physicians from the get go.

          With significant private equity backing, the company was extremely successful in building a senior management team, fielding a national marketing and sales force and acquiring marketing rights to some key brands. Selection of these brands was key. The company was focused on large market opportunity products where sophisticated life cycle management tools could be applied to maximize the economic value of the brand.

          The Company currently markets the following products: Lescol and Lescol XL, which are statins, DynaCirc and DynaCirc CR, which are calcium channel blockers, and Axid, which is an H2 antagonist. In a couple of minutes, I will ask Joe Krivulka, the President of Reliant, to give you some more background on these specific products.

          As you know, our relationship with Reliant began in December of last year, when we made a $100 million equity investment in the company. We were attracted to the people, the products and importantly the capabilities of the organization, particularly as they might relate to the identification and commercialization of products for our own account. As you know, within Alkermes, we have been increasingly dedicating significant resources to developing proprietary products for our own account based on these drug delivery systems that we have been developing. As we began to ramp towards the commercial market place, the value of these types of organizations and the value of this type of infrastructure became increasingly evident to people within Alkermes.

          Since December, we have been interacting extensively, and, along with the features of the company that motivated the original $100M transaction, in a fairly rapid series of events, a number of positive developments occurred that influenced our decision to expand our relationship now.

          Some of the key things were as follows. One was that the company purchased one of their key products, DynaCirc and DynaCirc CR outright from Novartis. The company owns these products and has relieved its obligation for ongoing payments back to Novartis. Next, the major driver of growth within the company is the Lescol brand. The Lescol marketing agreement with Novartis was renegotiated, which enabled more favorable revenue recognition for Reliant, much more congruent with what we would want to do with a public company with a growing product. Because of the continuing progress in sales of both Lescol and DynaCirc, in February the company began the process of converting its sales force, originally organized on a contract basis, into full time Reliant employees, which we expect to be completed in April.

          The company then did a very clever transaction and expanded its development pipeline through the acquisition of MIV-606 from Medivir, a Swedish-based company. And, just within the past several weeks, an unexpected occurred: important positive outcomes data from a large randomized, placebo controlled four year study of Lescol in patients post angioplasty or bypass were obtained. This is from a study called the LIP study; neither Reliant nor we were aware of the outcome until a few weeks ago. These data showed a significant reduction in the risk of heart attack and other complications from patients on Lescol and they add to a growing body of evidence that Lescol has the potential to play an important role in the statin market, which all of you know is an enormous market. These data were presented yesterday at the ACC meetings that many of you attended in Atlanta.

          As we began to work together, we began to realize the potential synergies we could gain and we began to focus on the potential of bringing the two companies together. I am extremely pleased with where we ended up.

          So here is the idea:

          If you look at our business, the most valuable companies in the biopharmaceutical industry combine world-class science with proprietary products that they market and sell themselves. If you look at the top tier companies this is a common feature. Through the Reliant merger, Alkermes joins that elite group.

          We are building a company that can identify, develop and commercialize innovative pharmaceutical products. For our own account, and in collaboration with strong partners.

          We have three key competitive advantages in identifying and acquiring new products:

          First, our formulation science. Because we have world-class experience in new formulation development and proprietary technologies of our own, we can identify opportunities to create proprietary dosage forms with improved medical and commercial potential. What is the evidence of this? Risperdal Consta; Nutropin Depot; Pulmonary insulin; Lescol XL; DynaCirc CR. These are where the two companies are absolutely congruent in their approach to new product development.

          Second, separate from the technical attributes of the company, because we will have a large marketing and sales organization targeting the primary care physician, we are able to in-license or co-promote products that companies with more limited commercialization infrastructure cannot pursue. That is an important differentiating feature in the market place.

          Third, because we collaborate intensively with pharmaceutical and biotechnology company partners, we have access or proximity to business opportunities that leverage these collaborations.

          The new company will unite our clear strengths in advanced formulations and drug delivery, product development and manufacturing, and our pipeline of proprietary and partnered product candidates with Reliant's five marketed products, pipeline, excellent sales and marketing infrastructure and proven management team. Supporting a broad range of development, manufacturing and commercialization efforts, the combined entity will have over 1,400 people in its facilities in the U.S. and abroad. Assuming the successful launch of Risperdal Consta, the continuing growth of the Lescol and DynaCirc brands and the continued progress in other programs, we expect to report revenues on the order of $400 million in 2004. As you can see, the numbers are beginning to grow in a very significant way.

          This merger creates some unique opportunities for Alkermes. First, we have accelerated our forward integration into a large-scale, functional commercial enterprise. With the addition of this commercial capability, we have access both to the large primary care audience, as well as the infrastructure from which we can deploy specialty sales forces. This is particularly significant as certain of our Alkermes proprietary product candidates progress in clinical trials and approach the marketplace. Conceptually, we have the commercial infrastructure now to hang other specialty forces on as we develop products.

          Beyond the strong marketing and sales infrastructure, Reliant brings to us expertise in the reformulation and improvement of currently marketed compounds through the use of oral drug delivery technologies. Their experience in oral sustained release and oral circadian rhythm formulations combined with our ProLease and Medisorb sustained release systems and our AIR pulmonary drug delivery system creates a nice portfolio of drug delivery technologies and expertise available to us. With this agreement, we have greatly increased our potential to develop proprietary products and enter into licensing agreements with both big pharmaceutical companies and smaller biotech companies.

          Reliant will function as a wholly owned subsidiary of Alkermes and will continue to operate and grow from its current corporate space in New Jersey. We are extremely pleased that heading that operation will be Joe Krivulka, Co-founder of Reliant who will continue his duties as president of Reliant. Joe is an exceptional guy. He has tremendous amount of large pharma company experience combined with a strong entrepreneurial drive. He has been instrumental in building Reliant and we are fortunate to have him join the management team. Beyond Joe, the senior management team is equally impressive, with track records mainly from large pharmaceutical companies. The depth, breadth, experience and drive of this combined management group, between the Alkermes and Reliant people, is exceptional, and we look forward to bringing this group together.

          Another benefit of this transaction is our ability to leverage Reliant's strong relationship with the Pritzker family, who along with Bay City Capital, are Reliant's co-founders and largest shareholders. Effectively, as this transaction evolved, it became less of a mutual due diligence session, and more of a decision that the Pritzker family and the Pritzker family business interests and

          Bay City Capital were making an extremely large investment in Alkermes. And the structure of the transaction reflects that.

          The Pritzker family is known for its diverse business holdings, which include Hyatt hotels and dozens of industrial companies. Tom Pritzker, Chairman of Hyatt Corporation and The Pritzker Organization, will join our Board following the completion of the merger, along with Mark Hoplamazian, who heads up merchant banking for the Pritzkers, Fred Craves from Bay City Capital and Joe Krivulka, will join the Board as well. Our Board of 7 will expand to a Board of 11 with 4 participants from the Reliant side.

          We have gotten to know this group over the last several months, we have interacted and negotiated intensively. They are a superb group of businesspeople, they bring a long-term view and great strengths to this company. We really view this as a partnership going forward, and look forward to working together at the Board level.

          Now I'd like to turn the call over to Joe, the co-founder and President of Reliant.

JOE K: Thanks Rich. Let me begin by saying how pleased and excited I am that we at Reliant are joining forces with the Alkermes team. We have been working with each other for the last few months and we see tremendous value in this company going forward, especially with our help and the relationships that they have today.

          From the beginning, Reliant's mission has been to build a fully integrated major pharmaceutical company; and Rich, as of today, I think we have done that.

          This merger reinforces this mission, and helps us complete it. It allows us to pursue our goals with even more resources and capabilities.

          Let me give you a quick overview of the products we are currently promoting, and give you a sense of our current activities and the scale at which we are operating:

          First is Lescol and Lescol XL.

          Lescol(R) XL is an extended-release tablet in the statin class used for cholesterol management, one of the most important and growing pharmaceutical markets today. Last year, that market place was $11 billion in the U.S. alone and it continues to grow at a pretty good clip. Lescol was developed originally by Novartis and provides effective treatment with a best-in-class safety profile. Lescol XL was launched last year. It is the only extended release statin on the market today and it provides superior efficacy and safety to the immediate release Lescol product and puts it into the ball park with our competitors. That leverages the safety and efficacy profile. This is due to the improved pharmacokinetic characteristics of Lescol XL.

          DynaCirc (isradipine) and DynaCirc CR(R), our extended-release formulation, are calcium channel blockers used in the treatment of hypertension or blood pressure lowering. These products have excellent product profiles and are positioned favorably versus the market leader. The U.S. market for calcium channel blockers is over $4 billion.

          Rounding out the list of products is Axid(R) (nizatidine) developed by Eli Lilly & Company for the treatment of peptic ulcers and GERD or gastroesophogeal reflux disease. Axid, is an H2 histamine blocker and is currently the only brand promoted in the U.S. for GERD. The market place is about $1.7 billion in the U.S.

          In total, sales by Reliant of these five products were greater than $460 million in 2001. It is important to note that Reliant does not recognize all of these sales as revenue on its P&L nor will we. Each of these agreements is different, and Jim will give you more precise guidance as to how you should model them on a going forward basis. That figure of $460 million is important because it is indicative of the sales volume that this organization is currently handling.

               Just last month, Reliant expanded its focus beyond just the reformulation and started its focus on becoming a fully integrated company. We did this by acquiring a New Chemical Entity, MIV-606, which is an antiviral compound for the potential treatment of herpes zoster. This product was developed by a Sweden-based company called MEDIVIR AB. MIV-606 is a new chemical entity that we believe holds significant promise in the future.

               On the operations side, the company currently manages a 750 person sales force and all these will be Reliant employees as of April 1. With 80 regional and district managers and another 20 national account sales team, this selling effort is supported by nearly 100 marketing, clinical, regulatory and support staff based at its headquarters in Liberty Corner, New Jersey.

               I would like to turn it back over to Jim now, but before I do that, I want to tell you how excited we all are about this new opportunity.

JIM FRATES:    Thanks Joe.

               We are very excited about the financial opportunity we see with Reliant. We feel Reliant is poised to take advantage of the substantial investment it has made in building its business. Like Alkermes, we expect Reliant to be profitable in 2004 and beyond. This profile allows Alkermes to continue our strategy of investing in our pipeline in 2002 and 2003 while strongly reinforcing our target of profitability in CY 2004.

          Now for some more specific guidance.

          In CY 2001 Reliant reported revenues from product sales and promotional activity of $277 MM, and reported an EBITDA loss of ($153
          MM) and pretax loss of ($198 MM). During CY 2001 Reliant launched two of their key products, Lescol XL and DynaCirc CR and completed the build out of its primary care sales force.

          For CY 2002 we expect Reliant's EBITDA to be in the range of a loss of ($110 MM) to ($115 MM) loss and we expect the cash burn for the year to decline to approximately $100 MM.

          Reliant began the year with over $110 MM in cash and available credit lines. Alkermes began the year with $208 MM on our balance sheet. On a stand alone basis Reliant planned that their cash and credit lines would take them to break even and we believe that we have the resources to take the new Alkermes to profitability, which we anticipate in calendar 2004. Over the last several years we have articulated our strategy of investing in higher value products in the near term as we prepare for the launch of Rispedal Consta and our first proprietary products. We feel Reliant's business model and products enhance this strategy and our models show the deal to be accretive to Alkermes' shareholders in 2004 and beyond.


R. Pops: Thank you Jim. This is an exciting day for all of us here. We are on our way to building what we believe is one of the most exciting young companies in this business.

          With that, I would be happy to answer your questions. Operator can we please take the first question.

OPERATOR: "Ladies and gentlemen, if you would like to register for a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered, and you would like to withdraw your registration, press the 1 followed by the 3. If you are using a speakerphone, please pick up the hand set before entering your request. One moment please for the first question. Our first question comes from..."

The operator will introduce each question:

OPERATOR: "Mr. Doe, from XYZ securities, please go ahead."

NOTE: ALKERMES needs to keep track of time, and cue the operator that you would like to conclude the call by saying, "We have time for five/two/one more question."

Please cue the operator when your conversation with each caller has ended so that the operator can connect the next caller to ask a question. (i.e. "Next question...") Also, if you need to review documents in order to prepare your answer to a question, please let callers know by saying, "One moment please" to avoid silence.

When there are no more questions, the operator will say, "If there are any additional questions, please press the one followed by the three at this time". After all questions, the operator will say, "Ms. Peterson, there are no further questions at this time. Please continue."

RICH: That concludes today's conference call. Thank you all for participating.

OPERATOR: "Ladies and Gentlemen, that does conclude our conference for today, thank you for participating."

OPERATOR: "Ladies and Gentlemen, that does conclude our conference for today, thank you for participating."